Exhibit 3.1

State of Delaware Secretary of State Division of Corporations
Delivered 06:33 PM 06/20/2014
FILED 06:28 PM 06/20/2014
SRV 140867293 – 4199382 FILE

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VALERITAS, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

Valeritas, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is Valeritas, Inc. and that this corporation was originally formed as a limited liability company named “Valeritas Therapeutics, LLC,” which was formed on August 2, 2006; that the Certificate of Formation was amended on August 3, 2006 changing the name of the limited liability company to Valeritas LLC (the “LLC”); that on December 27, 2007, a Certificate of Conversion, converting the LLC into this corporation named “Valeritas, Inc.”, and a Certificate of Incorporation of this corporation were filed with the State of Delaware; and that on August 26, 2008, an Amended and Restated Certificate of Incorporation was filed with the State of Delaware; that on March 28, 2011, a Second Amended and Restated Certificate of Incorporation was filed with the State of Delaware; and that on September 8, 2011, a Third Amended and Restated Certificate of Incorporation was filed with the State of Delaware; and that on April 26, 2012, a Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation was filed with the State of Delaware; and that on November 16, 2012, a Fourth Amended and Restated Certificate of Incorporation was filed with the State of Delaware; and that on May 24, 2013, a Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation was filed with the State of Delaware (the “Certificate of Incorporation”).

SECOND: That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is Valeritas, Inc.

ARTICLE II

The address of the registered office of this corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes of this corporation to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is fifty six million (56,000,000). The total number of shares of common stock authorized to be issued is fifty million (50,000,000), par value $0.00001 per share (the “Common Stock”). The total number of shares of preferred stock authorized to be issued is six million (6,000,000) shares, par value $0.00001 per share (the “Preferred Stock”), all of which shares are designated as “Series D Preferred Stock”.

B. Rights, Preferences and Restrictions of Preferred Stock. The rights, powers, designations, preferences, and relative, participating, optional or other rights and qualifications, limitations or restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions.

(a) Series D Accruing Dividends. From and after the Original Issue Date, dividends shall accrue on each issued share of Series D Preferred Stock at the rate per annum of 8% of the sum of (x) the Series D Invested Amount (as defined below) and (y) accrued and unpaid dividends on such share compounded semi-annually (the “Series D Accruing Dividends”). The Series D Accruing Dividends shall accrue on the Series D Preferred Stock from day to day, whether or not declared, and shall be cumulative. The Series D Accruing Dividends shall be paid when and if declared by the Board of Directors of this corporation (the “Board”) by delivering to the record holders of Series D Preferred Stock a number of shares of Series D Preferred Stock (“Series D PIK Shares”) with respect to each share of Series D Preferred Stock held by such holder equal to (i) the amount of the Series D Accruing Dividends accrued and unpaid thereon, divided by (ii) the Series D Invested Amount. The holders of the Series D Preferred Stock shall not be entitled to receive any other dividends with respect to the Series D Preferred Stock, whether payable in cash, property, or stock, other than in accordance with this subsection 1(a).

(b) Other Dividends. The holders of Common Stock shall be entitled to receive, when, as, and if declared by the Board, but only out of any assets legally available therefor, such dividends as may be declared from time to time by the Board; provided, however, no dividends shall be paid on the Common Stock so long as any shares of Series D Preferred Stock remain outstanding.

2. Liquidation Preference.

(a) Series D Preference. In the event of any Liquidation Event, either voluntary or involuntary, the holders of Series D Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such Liquidation Event (the “Proceeds”) to the holders of Common Stock by reason of their ownership thereof, an amount (the “Series D Liquidation Amount”) per share equal to the greater of (i) the sum of the Series D Invested Amount, plus the Series D Accruing Dividends accrued through the date of such Liquidation Event but unpaid thereon, whether or not declared or (ii) such amount per share as would have been payable had each such share been converted into Common Stock pursuant to subsection 3A(a)(i) immediately prior to such Liquidation Event. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series D Preferred Stock shall be insufficient to permit the payment to such holders of the full Series D Liquidation Amount, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Series D Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection 2(a).

(b) Remaining Proceeds. After the payment in full of the Series D Liquidation Amount, the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

(c) Certain Definitions; Fair Market Value Determination.

(i) For purposes of this Certificate of Incorporation, the following definitions shall apply:

(A) “Filing Date” shall mean the date of filing and effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware.

(B) “IPO” shall mean the Company’s first firm commitment underwritten public offering of its Common Stock under the Securities Act of 1933, as amended.

(C) “Liquidation Event” shall mean (1) the closing of the sale, transfer or other disposition of all or substantially all of this corporation’s assets, (2) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), (3) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than (x) an underwriter of this corporation’s securities, (y) any person that is a purchaser of shares of Series D Preferred Stock (or any affiliate thereof) pursuant to the Stock Purchase Agreement or (z) or a transferee pursuant to an exempt transfer under Section 5(d) of the Voting Agreement as amended from time to time (as defined in the Stock Purchase Agreement) by and among this corporation and certain stockholders party thereto, dated on or about the Filing Date, as may be amended from time to time), of this corporation’s then outstanding securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of this corporation (or the surviving or acquiring entity) or (4) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation’s securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived only with the vote or written consent of the Required Holders.

(D) “Original Issue Date” shall mean the date on which the first share of Series D Preferred Stock authorized herein is issued.

(E) “Required Holders” shall mean the holders of at least a majority of the aggregate voting power of the then outstanding shares of Series D Preferred Stock on an as converted to Common Stock basis.

(F) “Series D Invested Amount” shall mean $10.00 per share for each share of Series D Preferred Stock (as adjusted for any stock splits, combinations, subdivisions, recapitalizations or the like with respect to the Series D Preferred Stock).

(G) “Stock Purchase Agreement” shall mean the Series D Stock Purchase Agreement dated on or about the Filing Date.

(ii) Fair Market Value. In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange or through the NASDAQ Global Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof; as mutually determined by this corporation (by action of the Board) and the Required Holders.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by this corporation (by action of the Board) and the Required Holders.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, upon approval by the stockholders of the definitive agreements governing a Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.

(d) Compliance. In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(i) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(ii) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(e) hereof.

(e) Notice. This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders’ meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the Required Holders.

(f) Allocation of Escrow. In the case of a Liquidation Event, if any portion of the consideration payable to the stockholders of this corporation is placed into escrow and/or is payable to the stockholders of this corporation subject to contingencies, the portion of such consideration that is not placed in escrow and not subject to any contingencies (the “Initial Consideration”) shall be allocated among the holders of capital stock of this corporation in accordance with subsections 2(a) and (b) above as if the Initial Consideration were the only consideration payable in connection with such Liquidation Event and any additional consideration which becomes payable to the stockholders of this corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of this corporation in accordance with subsections 2(a) and (b) above after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3. Conversion.

3A. Conversion Rights.

(a) Right to Convert; Conversion Rate. Each share of Series D Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined in accordance with the procedures described in subsections 3A(a) and (c).

(i) Each share of Series D Preferred Stock shall be converted into such number of shares of Common Stock as is determined by multiplying one share of Series D Preferred Stock by the Series D Conversion Rate. The “Series D Conversion Rate” in effect at any time shall be an amount equal to the quotient obtained by dividing (x) an amount equal to the value of the Series D Invested Amount plus the Series D Accruing Dividends accrued and unpaid through the Conversion Time (as defined below), whether declared or not, by (y) the Series D Conversion Price then in effect. On the Filing Date, the “Series D Conversion Price” per share shall be the Series D Invested Amount. Such initial Series D Conversion Price, and the rate at which shares of Series D Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(ii) Fair market value of a share of Common Stock shall be valued as follows:

(A) In the case of a Liquidation Event, the aggregate amount to be received with respect to a share of Common Stock pursuant to subsection 2;

(B) In the case of an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, (1) with respect to the IPO, the Offer Price (as defined below) and (2) with respect to any other underwritten offering, the offering price with respect thereto; and

(C) In any other circumstances, the fair market value thereof, as determined by the Board and the Required Holders; provided that if the Board and the Required Holders cannot agree on a fair market value within 15 days of the written notice to this corporation from a holder of Series D Preferred Stock that it wishes to convert any of its shares of Preferred Stock, then this corporation shall engage an investment banking firm or valuation firm (the “Independent Valuation Firm”) to determine such fair market value (this corporation shall request that the Independent Valuation Firm use its reasonable best efforts to determine such fair market value within thirty (30) days of its appointment).

(b) Automatic Conversion. Each share of Series D Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable

Conversion Rate upon the earlier of (i) immediately prior to the closing of this corporation’s IPO pursuant to an effective Registration Statement (as defined below) or (ii) such other date and time, or the occurrence of an event, specified by vote or written consent of the Required Holders (immediately prior to the closing of such IPO or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time” and such conversion is referred to as a “Mandatory Conversion”). In the case of any such automatic conversion of the Series D Preferred Stock in connection with an IPO where the Offer Price (as defined below in subsection (d)(ii)) is less than the Conversion Price then applicable to the Series D Preferred Stock (appropriately adjusted for stock splits, reverse stock splits and similar type transactions or occurrences), then prior to such automatic conversion the applicable Conversion Price shall be adjusted as provided in subsection (d)(ii).

(c) Mechanics of Conversion. Before any holder of Series D Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Series D Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series D Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series D Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date (the “Conversion Time”). Upon a Mandatory Conversion, each holder of record of Series D Preferred Stock converted pursuant to subsection (b) of this Section 3B shall be sent written notice of such Mandatory Conversion (which, for the avoidance of doubt, need not be sent in advance of the Mandatory Conversion Time) at each such holder’s respective address as it appears on the transfer books of this corporation; provided, however, that neither the failure to provide such notice nor any defect therein shall affect the validity of the Mandatory Conversion. The shares of Series D Preferred Stock converted pursuant to subsection (b) of this Section 3B shall be converted into shares of Common Stock automatically at the Mandatory Conversion Time without regard to whether certificates representing such shares of Series D Preferred Stock have been surrendered. Upon receipt of written notice of the Mandatory Conversion, each holder of record of shares of Series D Preferred Stock so converted shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to this corporation to indemnify this corporation against any claim that may be made against this corporation on account of the alleged loss, theft or destruction of such certificate) to this corporation at the place designated in such notice. If so required by this corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to this corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the Mandatory Conversion and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series D Preferred Stock so converted, this corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of shares of Common Stock issuable on such conversion in accordance with the provisions hereof.

(d) Conversion Price Adjustments of Preferred Stock for Certain Issuances, Splits and Combinations. The Conversion Price of the Series D Preferred Stock shall be subject to adjustment from time to time as follows:

(i) Subject to subsection 3A(d)(ii), if this corporation shall issue, on or after the Original Issue Date, any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price of the Series D Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such shares in effect immediately prior to each such issuance shall be reduced, concurrently with such issue, to the consideration per share received by this corporation for such issue or deemed issue of the Additional Stock.

(ii) If this corporation shall, while there are any shares of Series D Preferred Stock outstanding, propose to issue or sell shares of this corporation’s capital stock in an IPO and files a registration statement in connection with such IPO (as amended, the “Registration Statement”), which Registration Statement has an estimated price range, the mid-point of which is less than the Conversion Price applicable to the Series D Preferred Stock in effect immediately prior to the tiling of such Registration Statement (in each case as adjusted for any stock splits, combinations, subdivisions, recapitalizations or the like) (the “Offer Price”), the Conversion Price for such shares in effect immediately prior to the effectiveness of the IPO shall be reduced to a price equal to the Offer Price. The Offer Price used for calculating any adjustment to the Conversion Price then applicable to the Series D Preferred Stock shall be the mid-point of the estimated price range initially disclosed in such Registration Statement and no subsequent adjustments to the estimated price range shall modify the Offer Price for purposes of this subsection 3A(d)(ii); provided, however, in the event that (x) this corporation and the managing underwriters thereafter agree to file a revised estimated price range in the Registration Statement and (y) the mid-point of such revised price range (the “Revised Offer Price”) is less than the initial Offer Price, then the Revised Offer Price shall be the applicable Offer Price for purposes of calculating the Conversion Price adjustment under this subsection 3A(d)(ii). Any adjustment to the applicable Conversion Price resulting from this subsection 3A(d)(ii) shall be effective immediately prior to the effectiveness of the Registration Statement (and if such IPO is never consummated, the aforementioned adjustment shall be deemed null and void).

(iii) No adjustment of the Conversion Price for the Series D Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three (3) years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three (3) years from the date of the event giving rise to the adjustment being carried forward. Except to the limited extent provided for in subsections 3A(d)(vi)(C) and 3A(d)(vi)(D), no adjustment of such Conversion Price pursuant to this subsection 3A(d)(iii) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(iv) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(v) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board irrespective of any accounting treatment.

(vi) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for purposes of determining the number of shares of Additional Stock issued and the consideration paid therefor:

(A) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential anti-dilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 3A(d)(iv) and (v)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential anti-dilution adjustments) for the Common Stock covered thereby.

(B) The aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential anti-dilution adjustments) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential anti-dilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 3A(d)(iv) and (v)).

(C) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price of the Series D Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(D) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Series D Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(vii) “Additional Stock” shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 3A(d)(vi)) by this corporation after the Original Issue Date other than:

(A) Common Stock issued pursuant to a transaction described in subsection 3A(d)(viii) hereof;

(B) Common Stock issued to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by this corporation’s Board (including options granted prior to the Filing Date);

(C) Common Stock issuable upon the conversion of the shares of Series D Preferred Stock issued pursuant to the Stock Purchase Agreement, Common Stock issued upon a Special Mandatory Conversion, and the Series D PIK Shares;

(D) Common Stock issued in connection with a bona fide business acquisition of or by this corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; or

(E) Common Stock issued or deemed issued pursuant to subsection 3A(d)(vi) as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 3A(d).

(viii) In the event this corporation should at any time or from time to time after the Original Issue Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 3A(d)(vi).

(ix) If the number of shares of Common Stock outstanding at any time after the Original Issue Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 3A(d)(iv), then, in each such case for the purpose of this subsection 3A(e), the holders of the Series D Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Series D Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 3 or in Section 2) provision shall be made so that the holders of the Series D Preferred Stock shall thereafter be entitled to receive upon conversion of the Series D Preferred Stock the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 3 with respect to the rights of the holders of the Series D Preferred Stock after the recapitalization to the end that the provisions of this Section 3 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series D Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g) No Impairment. This corporation will not, without the appropriate vote of the stockholders under the General Corporation Law or Section 5 of this Article IV(B), by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 3 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of conversion of the holders of the Series D Preferred Stock against impairment.

(h) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Series D Preferred Stock under Section 3, and the aggregate number of shares of Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and the corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series D Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series D Preferred Stock pursuant to this Section 3, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series D Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Series D Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Series D Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Series D Preferred Stock.

(i) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Series D Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

(j) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series D Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series D Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series D Preferred Stock, in addition to such other remedies as shall be available to the holder of such Series D Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

(k) Notices. Any notice required by the provisions of this Section 3 to be given to the holders of shares of Series D Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this corporation.

(l) Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of the Series D Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the Required Holders.

(m) Status of Converted Stock. In the event any shares of Series D Preferred Stock shall be converted pursuant to this Section 3, the shares so converted shall be retired and cancelled and shall not be issuable by this corporation. This Certificate of Incorporation of this corporation shall be appropriately amended (without the need for stockholder action) to effect the corresponding reduction in this corporation’s authorized capital stock.

3B. Special Mandatory Conversion.

(a) Trigger Event. If the conditions set forth in Section 1.2(b) or Section 1.2(c), as applicable, of the Stock Purchase Agreement with respect to a Qualifying Series D Investor’s obligation to fund its Second Closing Commitment have been satisfied and such Qualifying Series D Investor does not purchase its Second Closing Commitment in accordance with the terms and conditions of Section 1.2(b) or (c) of the Stock Purchase Agreement, as applicable, each share of Series D Preferred Stock held by such Qualifying Series D Investor shall automatically, and without any further action on the part of such Qualifying Series D Investor, be converted into one-tenth (1/10) of a share of Common Stock, with cash issued in lieu of fractional shares of Common Stock in accordance with subsection 3A(h) of Article IV(B) hereof, effective upon, subject to, and concurrently with, the consummation of the Second Closing or the IPO, as applicable (the “Special Mandatory Conversion Time”). Such conversion is referred to as a “Special Mandatory Conversion.”

(b) Procedural Requirements. Upon a Special Mandatory Conversion, each Qualifying Series D Investor converted pursuant to subsection (a) of this Section 3B shall be sent written notice of such Special Mandatory Conversion (which, for the avoidance of doubt, need not be sent in advance of the Special Mandatory Conversion Time) at each such Qualifying Series D Investor’s respective address as it appears on the transfer books of this corporation, provided, however, that neither failure to provide such notice nor any defect therein shall affect the validity of the Special Mandatory Conversion. The shares of Series D Preferred Stock held by such Qualifying Series D Investor converted pursuant to subsection (a) of this Section 3B shall be converted into shares of Common Stock automatically at the Special Mandatory Conversion Time without regard to whether certificates representing such shares of Series D Preferred Stock have been surrendered. Upon receipt of written notice of the Special Mandatory Conversion, each Qualifying Series D Investor whose shares of Series D Preferred

Stock are so converted shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to this corporation to indemnify this corporation against any claim that may be made against this corporation on account of the alleged loss, theft or destruction of such certificate) to this corporation at the place designated in such notice. If so required by this corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to this corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series D Preferred Stock converted pursuant to subsection (a) of this Section 3B, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the time of the Special Mandatory Conversion (notwithstanding the failure of the holder or holders thereof to surrender the certificates for such shares at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor (or lost certificate affidavit and agreement), to receive the items provided for in the next sentence of this subsection (b) of this Section 3B. As soon as practicable after the Special Mandatory Conversion and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series D Preferred Stock so converted, this corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of shares of Common Stock issuable on such conversion in accordance with the provisions hereof. Such converted Series D Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and this corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series D Preferred Stock accordingly.

(c) Definitions. For purposes of this Section 3B, the following definitions shall apply: (i) all capitalized terms used but not defined in this Section 3B shall have the meaning ascribed to such terms in the Stock Purchase Agreement; and (ii) “Qualifying Series D Investor” shall mean each holder of Series D Preferred Stock listed on Schedule I to the Stock Purchase Agreement with a Second Closing Commitment.

4. Voting Rights.

(a) General Voting Rights. The holder of each share of Series D Preferred Stock shall have the right to one vote for each share of Common Stock into which such Series D Preferred Stock could then be converted (without taking into account any accrued and unpaid dividends thereon), and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as converted to Common Stock basis (after aggregating all shares into which shares of Series D Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b) Voting for the Election of Directors. The Board shall consist of a total of no more than nine (9) directors. The holders of record of the shares of Common Stock and Series D Preferred Stock, voting together as a single class, shall elect directors of this corporation in accordance with the Voting Agreement. Each holder of shares of Series D Preferred Stock shall be entitled to receive the same prior notice of any stockholders’ meeting as provided to the holders of Common Stock in accordance with the Bylaws of this corporation, as well as notice, in accordance with the Bylaws of this corporation, of all stockholder actions taken by legally available means in lieu of meeting, and shall vote together with holders of Common Stock upon any matter submitted to a vote of stockholders, except those matters required by law or by the terms hereof to be submitted to a vote of any class or series, voting as a separate class or series. Fractional votes shall not, however, be permitted, and any fractions shall be disregarded in computing voting rights. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, vacancies created by removal or resignation of a director, may only be filled in accordance with the Voting Agreement. A director may be removed during his or her term of office, either with or without cause, so long as any such removal is consummated in accordance with the Voting Agreement.

5. Protective Provisions. So long as any shares of Series D Preferred Stock are outstanding, this corporation shall not (by amendment, merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the Required Holders:

(a) alter or change the powers, preferences or special rights of the shares of Series D Preferred Stock so as to affect adversely such shares;

(b) increase or decrease (other than by conversion of the Preferred Stock) the total number of authorized shares of Preferred Stock or Common Stock;

(c) authorize or issue, or obligate itself to issue, any equity security (including any other security convertible into or exercisable for any such equity security), other than (i) the issuance of shares of Series D Preferred Stock with respect to Series D Accruing Dividends, (ii) the issuance of shares of Common Stock upon conversion, if any, of the Series D Preferred Stock to Common Stock pursuant to Section 3 and (iii) the issuance of shares of Series D Preferred Stock in accordance with the Stock Purchase Agreement;

(d) amend, alter or repeal any provision of this corporation’s Fifth Amended and Restated Certificate of Incorporation or Bylaws;

(e) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of capital stock of this corporation; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock (i) from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal or (ii) that are outstanding as of the Filing Date;

(f) acquire or merge with another entity or enter into any other material transaction involving the acquisition of the assets of such entity;

(g) sell, assign, license or otherwise dispose (in a single transaction or a series of related transactions) material technology, intellectual property and other material assets of this corporation, other than licenses granted in the ordinary course of business;

(h) make any material change in the nature of this corporation’s business from that conducted as of the Filing Date; provided that a collaboration, license, marketing or other similar agreement or strategic partnership with a strategic investor with regards to this corporation’s products in development as of the Filing Date shall not constitute a material change to this corporation’s business;

(i) incur, create, guarantee or authorize the creation of any indebtedness in excess of $25,000,000 in the aggregate;

(j) make any loan or advance in excess of $100,000 to any other corporation, partnership, or other third party, unless such entity is wholly owned by this corporation; or

(k) enter into material transactions with affiliates of this corporation or enter into any other transaction described in Section 144 of the General Corporation Law, except for (i) transactions contemplated by the Stock Purchase Agreement, (ii) the issuance of equity securities made in accordance with Section 3 of the Investor Rights Agreement as amended from time to time (as defined in the Stock Purchase Agreement), (iii) transactions entered into the ordinary course of business with any employee of the Company and (iv) transactions among this corporation and subsidiaries of this corporation.

6. Redemption. The Series D Preferred Stock are not redeemable at the option of the holder.

C. Common Stock. The powers, designations, preferences, and relative, participating, optional or other rights and the qualifications, limitations or restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3. Redemption. The Common Stock is not redeemable at the option of the holder.

4. Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

The number of directors of this corporation shall be fixed pursuant to this Certificate of Incorporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of this corporation.

ARTICLE IX

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Without limiting the foregoing, this corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director of this corporation or while a director is or was serving at the request of this corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require this corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Article XI shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

It is the intent of this corporation that with respect to all advancement and indemnification obligations provided by this corporation as referenced in this Article XI, this corporation shall be the primary source of advancement, reimbursement and indemnification relative to any direct or indirect stockholder of this corporation (or any affiliate of such stockholder, other than this corporation or any of its direct or indirect subsidiaries). This corporation shall have no right to seek contribution, indemnity or other reimbursement for any of its obligations described in this Article XI from any such direct or indirect shareholder of this corporation (or any affiliate of such shareholder, other than this corporation or any of its direct or indirect subsidiaries).

ARTICLE XII

In connection with repurchases by this corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which the corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the California Corporations Code shall not apply in all or in part with respect to such repurchases.

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THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That said Fifth Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation’s Fourth Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Fifth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 20th day of June, 2014.

VALERITAS, INC.

By:	/s/ Kristine Peterson
Name:	Kristine Peterson
Title:	Chief Executive Officer